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MAR 1 9 2003

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

Exhibit 4
Index on Page —

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number
FOR 3/12/03 FORM 8-K (filed on March 19, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, 2003.

THE IT GROUP, INC.
(Registrant)

By: /s/ Harry J. Soose, Jr., Chief Operating Officer

(Name and Title)

Exhibit Index

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM JUNE 1, 2002 THROUGH JUNE 28, 2002

PLEASE TAKE NOTICE that on March 12, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from June 1, 2002 through June 28, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

DKT. NO. 2660
DT. FILED 3/12/03

4

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
March 12, 2003

/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period June 1, 2002 thru June 28, 2002

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re: The IT Group, Inc., et al., Debtors.	Chapter 11 Case No. 02-10118 (MFW) Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD JUNE 1, 2002 THROUGH JUNE 28, 2002 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated income and balance sheet. The bank reconciliations of the debtors are substantially completed as of June 28, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
March 7, 2003

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\Documents and Settings\kcapezzi\Local Settings\Temporary Internet Files\OLK6C\affidavit-062802.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
JUNE 28, 2002

	05/31/02	Reclass/ Prior Period Adjustments	June Activity	06/28/02
Current Assets:				
Cash	68,807,582	-	1,540,294	70,347,876
Accounts receivable	9,235,391	79,418	(875,383)	8,439,426
Allowance for doubtful accts	(2,987,976)	(79,461)	-	(3,067,437)
Deferred income taxes	-	-	-	-
Other receivables	2,727,755	-	(1,207,841)	1,519,914
Prepaid expenses and other current assets	80,537,960	-	(8,800,744)	71,737,216
Total current assets	158,320,712	(43)	(9,343,674)	148,976,995
Property, plant and equipment at cost	771,512	-	53,295	824,807
Accumulated depreciation and amortization	(435,286)	(185,897)	(45,263)	(666,446)
Net property, plant and equipment	336,226	(185,897)	8,032	158,361
Cost in excess of net assets of acquired business	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	9,778	(164)	312	9,926
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	158,891,049	(186,104)	(9,335,330)	149,369,615
Current Liabilities (Prepetition)				
Accounts payable-unsecured	45,634,460	-	-	45,634,460
Accrued wages and related liabilities-unsecured	19,612,705	(5,804,806)	-	13,807,899
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,085,588	(30)	-	32,085,558
Long-term debt due within 1 year-unsecured	256,697,803	(75,803)	-	256,622,000
Long-term debt due within 1 year-secured	488,908,605	-	-	488,908,605
Current Liabilities (Post Petition)				
Accounts payable-unsecured	1,761,033	(235,101)	(173,577)	1,352,355
Accrued wages and related liabilities-unsecured	176,376	5,413,212	(443,968)	5,145,620
Billings in excess of revenues-unsecured	-	-	37,835	37,835
Other accrued liabilities-unsecured	25,596,081	-	(2,919,159)	22,676,922
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	75,803	4,716	80,519
Long-term debt due within 1 year-secured	-	-	-	-
Net current liabilities of discontinued operations	416,863	-	17,071	433,934
Total current liabilities	902,896,900	(626,725)	(3,477,082)	898,793,093
Long-term debt	-			-
Long-term liabilities of discontinued operations	-			-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	907,305,173	(626,725)	(3,477,082)	903,201,366
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-	-	352,365,701
Retained earnings (deficit)	(1,100,709,656)	440,621	(5,936,580)	(1,106,205,615)
Cumulative translation adj.	(1,555,667)	-	78,332	(1,477,335)
Total stockholders' equity	(748,414,124)	440,621	(5,858,248)	(753,831,751)
Total liabilities and stockholders' equity	158,891,049	(186,104)	(9,335,330)	149,369,615

3/7/2003
2:16 PM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
FOR JUNE 1, 2002 THRU JUNE 28, 2002

Revenues	195,862
Cost and expenses:	
Cost of revenues	289,733
Selling, general and admin expense	1,348,425
Unrealized (gain)/loss on stock held for sale	4,596,174
Total cost and expenses	6,234,332
Operating income/(loss)	(6,038,470)
Interest income, net	101,890
Net income/(loss) before income taxes	(5,936,580)

3/7/2003
2:17 PM

The IT Group, Inc.
Case No. 02-10118
Accounts Payable Consolidated Aging
as of June 28, 2002

Days Aged	Balance
0 - 30	1,737,806
31 - 45	-
46 - 60	-
Over 60	45,634,460
	47,372,266
Other (a)	48,483
Balance G/L	47,420,749

Pre Petition	45,634,460
Post Petition	1,786,289
	47,420,749

(a) cost accruals

3/7/2003
2:17 PM

THE IT GROUP, INC.
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of June 28, 2002
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	9,235
Prior Period Adjustments	79
+ Amounts billed during the period	103
- Amounts collected during the period	(978)
Total Accounts Receivable at the end of the reporting period	8,439

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	2,280
61 - 90 days past due	440
91+ days past due	4,089
A/R not aged	909
Retainage	721
Total Accounts Receivable	8,439
Amounts considered uncollectible (Bad Debt)	(3,067)
Accounts Receivable (Net)	5,372

DEBTOR QUESTIONAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

3/7/2003
2:17 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
June 28, 2002

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	06/28/02 PER BALANCE SHEET	
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	142,083	
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	13,716,772	
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	45,333,389	
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	4,971,135	
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000	
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000	
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,380,980	
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,507,345	
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	373,580	
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	501,469	
1250	02-10118	8613 033 039	PNC Bank, Philadelphia, PA	Restricted Cash Landbank	-	Balance transferred to G/L Account 1030
1260	02-10118	04335-19	Scotiabank, Montreal, Quebec	Restricted Cash Canada Taxes	1,250,000	
46.1146.01	02-10135	3044-0525	Citibank	Iron Mountain- Cash	100	
47.1146.05	02-10127	3044-0533	Citibank	IT Admin Services- Cash	100	
	02-10135	3045-3721	Citibank	Iron Mt. Remediation	-	Account closed
Non-debtor Cash					160,923	
					70,347,876	

3/7/2003
2:17 PM

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	June 2002 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 68,538	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable	2,239	244,369
Loans and Advances	-	-
Sale of Assets	-	69,193
Other (Reimbursements from Shaw)	4,043	7,376
DIP Draw & (Repayment)	-	50,000
Total Receipts	6,282	370,938
Disbursements		
Net Payroll & Benefits	(531)	(80,778)
Payroll Taxes	(24)	(32,104)
Sales, Use, and Other Taxes	-	(775)
Operating Expenses	(267)	(158,219)
Rental & Leases	(655)	(12,732)
Insurance	(1,468)	(7,209)
Administrative & Selling	(33)	(5,433)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,831)	(4,172)
U.S. Trustee Fees	-	(18)
Court Costs	-	-
Total Disbursements	(4,809)	(319,116)
Net Cash Flow (Receipts Less Disbursements)	$ 1,473	$ 51,822
Cash - End of Month	$ 70,011	$ 70,011
Total Disbursements	$ (4,809)	
Less: Transfers to Debtor in Possession Accounts	-	
Plus: Estate Disbursements Made by Outside Sources	-	
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (4,809)	

(a) June actual includes cash flow activity from June 1, 2002 through June 30, 2002.
(b) Professional fees include $273,655.51 to Chanin Capital Partners on 6/5/02, $458,609.64 to White & Case on and $232,565.56 to Zolfo Cooper on 6/20/02.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)